UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Autonomous City of Buenos Aires, May 27, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Autonomous City of Buenos Aires

Re.: Material Fact. Limitations on Company Management

This is to inform you, in my capacity as Head of Market Relations of Petrobras Argentina S.A. (the “Company”), that at the meeting held on this date the Company’s Board of Directors took notice of and approved several limitations on the Company Management agreed upon by Petróleo Brasileiro S.A. and Pampa Energía S.A., pursuant to Clause 11.1 of the Stock Purchase Agreement (“SPA”) entered into by and between Petróleo Brasileiro S.A., through Petrobras International Braspetro B.V., and Pampa Energía S.A, this being the only provision of such Agreement which was distributed to the Board members.

Attached hereto you will find the abstract of the Minutes of the Board of Directors’ Meeting No. 2537 held on this date which includes the relevant part of the abovementioned resolution with the transcription of Clause 11.1 of the SPA.

GABRIEL SCAGNETTI

Market Relations

____________________________________________________________

MINUTES No. 2537

In the Autonomous City of Buenos Aires, on this twenty seventh day of the month of May of the year 2016, a meeting is held at 11.40 a.m. at the principal place of business located at Maipú 1 by the Directors of PETROBRAS ARGENTINA S.A. (“PESA” or the “Company”) André Lima Cordeiro, Marcos Benício Pompa Antunes, Roberto Luis Monti and Maelcio Mauricio Soares and Directors who are in the city of Rio de Janeiro, Brazil, Jorge José Nahas Neto, Guilherme Pontes Galvao França and Carlos Alberto Pereira de Oliveira, remotely communicated via video conference and whose transmission data are the following: Video conference Identification: General ID: 17550, IP contact number in Río de Janeiro: 10.254.230.5 and IP contact number at the video conference center in Buenos Aires: 172.25.70.44, using RMX Manager Software, Version 8.5.3.47. The Regular members of the Statutory Syndic Committee Juan Carlos Cincotta and Héctor Osvaldo Rossi Camilión are also present thereat and sign below as evidence of their attendance at the meeting and the regular character of the same. André Lima Cordeiro, in his capacity as Chairman, takes the floor and welcomes all those attending the meeting and reads the press release issued by the controlling shareholder on May 13 and transcribed below:

“Approval of the Agreement for the Sale of Petrobras Argentina. Rio de Janeiro, May 13, 2016 – As regards the material fact disclosed yesterday, May 12, 2016, Petróleo Brasileiro S.A. – Petrobras informs that on this date it has entered into with Pampa Energia an agreement for the purchase and sale (Sale and Purchase Agreement (SPA)) of the interest it holds in Petrobras Argentina (PESA) through Petrobras Participaciones S.L. (PPSL). The amount of US$ 892 million attributable to the sale of the 67.19% interest in PESA will be paid in two installments. The first, representing 20% of the aggregate value (US$ 178 million), has been deposited today through an escrow account. The remainder will be paid at the transaction closing expected to occur within 3 months. In addition, the transaction contemplates subsequent contingent payments related to the eventual renewal of concessions and other future events. In this transaction Petrobras ensured the continuity of its operations in the exploration and production segment in Argentina, through the subsequent acquisition of a 33.6% interest in Río Neuquén concession. Acquisition of Colpa Caranda asset, in Bolivia, is also considered strategic due to its synergies with the natural gas market in Brazil. This transaction, performed through a competitive process, is a major part of Petrobras 2015-2016 Divestment Plan”.-

Then the Chairman states that since the necessary quorum to validly hold the meeting is present, the Board of Directors’ meeting is called to order to deal with the following  Agenda: 1. TAKING NOTICE OF AND APPROVAL OF LIMITATIONS ON PESA MANAGEMENT PURSUANT TO CLAUSE 11.1 OF THE STOCK PURCHASE AGREEMENT (“SPA”) ENTERED INTO BY AND BETWEEN PETRÓLEO BRASILEIRO S.A. - PETROBRAS, THROUGH PETROBRAS INTERNATIONAL BRASPETRO B.V. (“PIB BV”), AND PAMPA ENERGÍA S.A.  André Lima Cordeiro, in his capacity as Chairman, states that notice was given by the controlling shareholder that clause 11.1 of the above mentioned SPA - whose translation into Spanish is transcribed below - is the only provision of such Agreement which was distributed to the members of the Board of Directors and will be subsequently outlined to this Board by the representatives of Petroleo Brasileiro S.A. – PETROBRAS. Such representatives are in the city of Río de Janeiro, Brazil, and are communicated via video conference, with transmission data being the same as those used by the Directors who are remotely communicated, as indicated above:

“1. Conduct of Business Between Effective Date and Closing. 1.1 Except as set forth in Section 1.1 of the Disclosure Letter, as required by applicable Law or as otherwise required by this Agreement or the transactions contemplated herein, from the date hereof until the Closing, the Seller shall, and shall cause each of the Companies (to the extent the Seller actually has the power to do so) to, continue to carry on their businesses in their usual and ordinary course, consistent with past practices, and shall preserve intact their respective business organizations, and use its commercially reasonable efforts to keep available the services of their present directors, officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having a business relationship with them. Without limiting the foregoing, from the date hereof until the Closing, except as set forth in Section 1.1 of the Disclosure Letter, as required by applicable Law or as otherwise required by this Agreement or the transactions contemplated herein, the Seller shall not, and shall cause each of the Companies (to the extent the Seller actually has the power to do so) not to, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed): (a) allot, issue, redeem, repurchase or repay any shares, options, warrants, conversion or offer rights to purchase shares or any securities convertible into or exchangeable for such shares; (b) effect any merger into or with any other person, consolidate with any other person or acquire all or substantially all of the business or assets of any other person; (c) change or amend any of the by-laws, articles of association or other organizational documents of any of the Companies, as applicable; (d) take any action or make any commitment with respect to or in contemplation of any liquidation, dissolution, recapitalization, reorganization or other winding up of its business or operations; (e) make any change to the accounting policies or practices (including but not limited to any change in depreciation or amortization policies) of any of the Companies except as required by Law or GAAP; (f) other than non-material assets in the ordinary course of business consistent with past practices or in accordance with obligations existing prior to the date of this Agreement, (i) sell, acquire, invest in, assign, transfer, pledge or otherwise create an Encumbrance (other than a Permitted Encumbrance) over, lease, license or otherwise dispose of any asset (including any Hydrocarbon Property) in an aggregate amount in any three month period in excess of five million Dollars (US$5,000,000) or (ii) borrow any additional funds in an aggregate amount in any three month period in excess of ten million Dollars (US$10,000,000), exclusive of value added tax; (g) acquire or agree to acquire any shares or other security interest in any company, partnership or other venture or establish any such entities; (h) declare, make or pay any dividend or any other distribution in respect of any capital stock or payment of any nature (including but not limited to repayment of conditional contributions) to the Seller or its Affiliates (other than the Companies but including the Excluded Business) (except for any payments made in connection with commercial transactions on an arms-length basis in the ordinary course of business consistent with past practices or any intercompany payments outstanding among the Companies and the Seller as of December 31, 2015); (i) (i) enter into any new, or amend in any material manner any existing, transaction, arrangement or agreement with the Seller other than as contemplated by this Agreement or (ii) agree to any changes to the service arrangements (including, without limitation, fees for such services) between any of the Companies, on the one side, and the Seller or any of its Affiliates (other than the Companies but including the Excluded Business), on the other side, and no payments will be made or agreed to be made by any of the Companies to the Seller or any of its Affiliates (other than the Companies but including the Excluded Business) other than payments in accordance with such service arrangements; (j) enter into (other than renewal, replacement or refinancing of any Material Agreement substantially in the same terms in effect on the date hereof which are not otherwise prohibited under this Clause 1.1) or give notice of termination of any Material Agreement (other than notice of termination required to be given upon expiration of a Material Agreement in accordance with its terms) or agree to materially modify or waive a material right or obligation under, or material compliance with, any Material Agreement; (k) execute, extend or otherwise amend or modify in any material manner (or enter into negotiations to execute, extend or otherwise amend or modify) any (i) material Hydrocarbons Properties production concession or (ii) material Operating Agreement; (l) increase in the rates of compensation (including bonuses) payable or to become payable to any director, officer, employee, agent, independent contractor or consultant other than in the ordinary course of business consistent with past practices or any acceleration in the rate at which any such compensation accrues; (m) (i) enter into any agreement with respect to the granting or payment of any “golden parachute” or similar arrangement for a director, officer or employee of any of the Companies to leave his or her office or employment or (ii) other than in the ordinary course of business consistent with past practices, (x) enter into any severance, unemployment compensation or any other similar arrangement with any director, officer or employee of any of the Companies, or (y) extend any loan or similar arrangement to any director, executive officer or employee of the Companies; (n) capitalize, transfer, forgive or otherwise cancel without payment in full any Indebtedness (together with accrued interest thereon) that is owed by the Seller or any of its Affiliates (other than the Companies but including the Excluded Business) to the Companies; (o) delay making payments in any material respect to any trade creditors generally beyond the date on which payment of the relevant trade payables should be paid in accordance with the credit period authorized by the relevant creditors or (if different) the period extended by creditors in which to make payment; (p) other than as a result of an event outside the Seller’s control, or other than in the ordinary course of business consistent with past practices, materially delay production or purchasing activities or otherwise materially increase or decrease the level of stock of any of the Companies; (q) (i) other than in the ordinary course of business consistent with past practices, enter into any new agreement, renew or amend in any material manner any existing agreement, relating to the service stations (including CODOs and DODOs) unless such renewal provides for terms and conditions no less favorable in any material respects to the Companies or (ii) other than in the ordinary course of business consistent with past practices, transfer, sell or in any other manner dispose of any service station properties, or (iii) amend in any material manner the mode under which service stations (including COCOs, CODOs and DODOs) are operated; (r) other than as a result of an event outside the Seller’s control, or other than in the ordinary course of business consistent with past practices, materially delay or suspend any capital commitment of any of the Companies involving ordinary capital expenditure; (s) make any capital expenditures that is not provided for in the Budget in an aggregate quarterly amount exceeding the quarterly amount set forth in the Budget by more than twenty percent (20%) (provided that, any unused capital expenditures or commitments in any given quarter can be used in any subsequent quarter); (t) execute any material restructuring, including but not limited to any material change of accounting, income tax or value added tax reporting and payment practices or policies, profit split or cost allocation methods, giving rise to any material liability for Taxes (or which could give rise to such liability, but for the availability of any relief); (u) enter into or amend (A) any Guaranty or other similar agreement to secure any obligation of (i) the Excluded Business or (ii) any third party (other than the Companies) in an amount in excess of five million Dollars (US$5,000,000) individually, or (B) any hedging or currency exchange contracts; (v) pay, discharge or settle any claims or disputes that are not the subject of a final, non-appealable judgment, decision or award of an applicable Governmental Authority other than (i) claims or disputes existing as of December 31, 2015 in an amount not greater than one and a half million Dollars (US$1,500,000) individually or twenty million Dollars (US$20,000,000) in the aggregate, (ii) other claims in the ordinary course of business consistent with past practices in an amount not greater than five hundred thousand Dollars (US$500,000) individually, and (iii) subject to Clause 7.2 (ii), the Contingency Matters; (w) except for debt collection procedures in the ordinary course of business consistent with past practices or Claims or disputes against the Purchaser or any of its Affiliates, initiate any litigation, arbitration or administrative or other legal proceedings with a value in excess of ten million Dollars (US$10,000,000); (x) fail to use commercially reasonable efforts to maintain insurances in respect of any of the Companies to substantially the same level as was held by each of them immediately prior to the Effective Date; (y) fail to pay material Taxes when due or make any material change to any material Tax provisions or to any material Tax effective arrangements (including payment schedules); and (z) directly or indirectly agree or arrange to do any of the foregoing. 1.2 From the date hereof until the Closing, the Seller shall cause (to the extent it has the power to do so) the directors, senior management and executives of the Companies to a) be available to meet with the Purchaser and its representatives (either in person or via videoconference) on a weekly basis, during normal business hours, to update and provide information to the Purchaser with respect to the Companies’ business and matters relating to post-Closing integration and transition and b) provide the Purchaser and its representatives with reasonable access to the Records and all other documents relevant to any of the Companies, insofar as the same may be disclosed without (i) violating any legal constraints or any legal obligation, (ii) waiving any attorney-client, work product or like privilege, (iii) disclosing information about the activities of Seller or its Affiliates (other than the Companies) that is unrelated to the operation of the Companies, (iv) disclosing proprietary models of Seller or any of its Affiliates (other than the Companies) pertaining to energy project evaluation, energy or natural gas price curves or projections or other economic predictive models as well as any information protected under the Law as intellectual property or trade secret or (v) disclosing any files, records, contracts or documents of the Seller or any of the Companies relating to the Transaction, including any bids or offers received by the Seller, its Affiliates or the Companies, for the sale of the Transferred Interests. 1.3 For the purposes of Clause 1.2: 1.3.1 the Purchaser and its representatives shall not have more than five (5) attendees at any weekly meeting referred to in Clause 1.21.2; 1.3.2 except as provided in this Agreement, the Purchaser shall not and shall cause its representatives and employees not to communicate directly with any employee of the Companies and the Purchaser agrees that all communications with respect to the Agreement and the Transaction (including requests for access to the Records and all other documents relevant to any of the Companies as permitted in accordance with Clause 1.2) or with employees of the Acquired Company Subsidiary, shall be made during any weekly meeting referred to in Clause 1.21.2 in writing to [insert name of Petrobras representative]; and 1.3.3 none of the rights or obligations provided for in Clause 1.2 shall apply if and to the extent they would unreasonably interfere with the ordinary course operation and conduct of the business of any of the Companies. 1.4 In addition, the Seller shall reasonably cooperate with Purchaser’s efforts to obtain, prior to Closing, stand-alone insurance policies in respect of the Companies, their assets and their business to replace the Seller’s corporate insurance policies covering the Companies which will be terminated with effect from Closing.”

Then, as a summary the speaker explains that the above mentioned clause contains several limitations on the Company management agreed upon by Petróleo Brasileiro S.A. and Pampa Energía S.A. for the transition period running from the effective date until the transaction closing date. Following the presentation by the above mentioned speakers and before consideration of the clause, the Legal Affairs Executive Manager states that, if the proposal under this item of the Agenda is approved, the reporting mechanisms provided under sections 99 par. a) of Capital Market Law No. 26.831 and Section II, Chapter I, Title XII of the CNV Regulations (RT 2013) should be activated and the transaction should be reported as a Material Fact. After an exchange of opinions, the Board members take notice of the above mentioned limitations which are unanimously approved (…) There being no further business to come before the meeting, the same is closed at 1.30 p.m.-

Signed: André Lima Cordeiro, Marcos Benício Pompa Antunes, Roberto Luis Monti and Maelcio Mauricio Soares, Jorge José Nahas Neto, Guilherme Pontes Galvao França and Carlos Alberto Pereira de Oliveira.-

Members  of the Statutory Syndic Committee: Juan Carlos Cincotta and Héctor Osvaldo Rossi Camilión.-

_____________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: May 30, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer